SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF No. 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

Minutes of the Board of Directors’ Meeting held on March 3, 2016

1. Date, Time and Place: On March 3, 2016, at 11 a.m., in the City of São Paulo, State of São Paulo, at Avenida das Nações Unidas 8,501, 19th floor.

2. Call Notice and Attendance: Present all members of the Company’s Board of Directors, instatement and approval quorum having been verified.

3. Presiding Board: Chairman: Odair Garcia Senra. Secretary: Renata de Carvalho Fidale.

4. Resolutions: The members of the Board of Directors attending the meeting unanimously and with no restrictions decided:

4.1. As set forth in the terms of Article 142, V, Law 6,404/76 and Article 22 (m) of Company’s Bylaws, the Board of Directors recommend the approval, by Company’s shareholders, assembled in the annual shareholders’ general meeting, of administration report and Company’s financial statements related to the fiscal year ended on 12.31.2015, along with explanatory notes and the accounting firm report, which issued an opinion with no reservations, dated as of March 3, 2016.

4.2. Recommend the approval, by Company’s shareholders, assembled in the annual shareholders’ general meeting, of the following proposal for allocation of net profits concerning the fiscal year ended 12.31.2015:

Allocation of Net Profits
Net profit of the year	R$74.449.586,20
Accumulated losses	-
Legal reserve	R$3.722.479,31
Tax incentive reserves (ICMS and Income Tax)	-

Subtotal (i)	R$70.727.106,89

Mandatory minimum dividends	R$17.681.776,72
Interest on Capital (gross) (ii)	-
Interest on capital (net)	-
Dividends to Pay (iii)	R$17.681.776,72
Dividends to pay per share (treasury shares excluded)	R$0,048116112760 per share

Subtotal (i) – (ii) – (iii)	R$53.045.330,17

Statutory reserve (Article 47, §2º, (c) of Bylaws)	R$53.045.330,17

4.3. To propose, for deliberation of the annual shareholders’ general meeting, that the Board of Directors further establishes the date of payment of the dividends, within the calendar year of 2016, based on the shareholding position of April 25, 2016 (after closing of trading session), for shareholders holding shares negotiated at BM&FBovespa, and of April 28, 2016 for shareholders holding ADRs negotiated at NYSE, with no monetary adjustments. The shares and ADRs will be negotiated ex-dividends as of April 26, 2016.

4.4. To approve the analysis presented on the perspective of performing the active net of Deferred Income tax, calculated in accordance to the Business Plan for the year of 2016, as set forth in CVM’s Regulation No. 371/02.

5. Closing: With no further matters to be discussed, these minutes were prepared, approved and signed by all members of the Board of Directors. Signatures: Presiding Board: Odair Garcia Senra (Chairman), Renata de Carvalho Fidale (Secretary); Board members: Odair Garcia Senra, Cláudio José Carvalho de Andrade, Francisco Vidal Luna, Guilherme Affonso Ferreira, José Écio Pereira da Costa Júnior, Maurício Marcellini Pereira and Rodolpho Amboss.

I hereby certify that this is a true copy of the minutes drawn on the respective corporate book.

Renata de Carvalho Fidale

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 3, 2016

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer